December 2, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ShiftPixy, Inc. Registration Statement on Form S-3 Response dated December 1, 2022 File No. 333-267751

Ladies and Gentlemen:

Please find below the response of ShiftPixy, Inc. (the “Company”, “we,” “us,” or “our”), to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated December 1, 2022, relating to the above-referenced registration statement.

For your convenience, the Staff’s comment in each instance has been restated and is followed by the Company’s response.

Response dated December 1, 2022

General

1.	We note your response to comment 3 that the digital securities will be a “representation of a company’s common stock that acts as a receipt for the deposit or purchase and ownership of shares in the company." Please provide us with your analysis of whether such digital representations and receipts are not new or separate securities, and therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. In responding to this comment, please address the differences in holding the shares in book-entry form versus in tokenized form, including any differences in shareholder rights such as transferability. Refer to Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) and Abrahamson v. Fleschner, 586 F.2d 862 (2d Cir. 1977).

2.	We also note that it is not clear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please clarify how the tokenized securities will be held on the books and records of the transfer agent (i.e. in the name of MERJ Dep. or in the name of the individual shareholders). Please also clarify whether and, if so, how subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Dep. Finally, based on your responses to the foregoing, please clarify how tokenized securities will be withdrawn from the Upstream platform and returned to book-entry form with the transfer agent and how the “lost certificate” process will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Dep. on the books and records of the transfer agent.

3.	Given that the Upstream platform will facilitate resales of the tokenized securities, please clarify what you mean by the statement that “Upstream does not allow third party transfers, withdrawals, or movements. The shares may only be deposited and withdrawn to/by the same shareholder, and the shareholder information must match the KYC pack.”

4.	We note the statement that the transfer agent will have “an individual share count per person/entity for shares that are not deposited with either CEDE & Co. or MERJ Dep. for secondary trading.” Please clarify how these securities would be held if not deposited with one of the depositories. For example, does the company continue to use paper certificated shares?

5.	Please clarify whether the tokenized securities will be held in an omnibus account or whether the individual shareholders hold the private keys.

6.	Please explain what you mean by the statements that MERJ Dep. will “manage” the tokenized securities.

7.	Please explain how Upstream will be able to prevent “transfers, withdrawals, or movements” of the tokenized securities.

8.	We note your response to comment 4 that "[t]here is no current proposed Upstream offering by the Company," but Upstream's website indicates that you are or plan to conduct a "Follow on Offering" of up to $10 million with a minimum investment of $100. Please reconcile.

9.	Please describe in greater detail the KYC policies and procedures of Upstream. In responding to this comment, please clarify the extent to which such KYC policies and procedures involve self-certification or IP address monitoring.

Response:

The Company respectfully acknowledges the staff's comments, notes that the Company has withdrawn its listing application with Upstream, plans to issue a press release regarding such withdrawal on Monday, December 5, 2022, and requests that the staff consider the issue of the Company’s listing with Upstream to be moot.

Should you have additional questions regarding the information contained herein, please contact our counsel, Jeff Cahlon at 212-930-9700 or jcahlon@srf.law.

Sincerely,

/s/ Scott W. Absher

Scott W. Absher
Chief Executive Officer

Response to SEC – 2022-12-02